Exhibit 4.4.2

FIRST AMENDMENT TO

THE PFPC INC. RETIREMENT SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors the PFPC Inc. Retirement Savings Plan (the “Plan”); and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan, and the Corporation wishes to amend the Plan as set forth below.

NOW, THEREFORE, IT IS RESOLVED, that the Plan is hereby amended as follows:

1.	Section 1.9 of the Plan is amended as set forth below to clarify the definition of disability:

1.9 “Disability” means a medically determinable physical condition of such severity and probable prolonged duration as to entitle a Participant to receive disability payments under a long-term disability income plan maintained by the Corporation and covering the Participant. For a Participant not covered by such a Plan, disability means a determination by the Social Security Administration that the Participant has a disability.

2.	Section 6.1 of the Plan is amended effective November 22, 2005 to read as follows:

6.1 Participant Investment Elections

A Participant’s Account balance is invested at the direction of the Participant in any or all of the Investment Funds, except that amounts held in a Participant’s Employer Matching Contribution Account and ISP Matching Contribution Account are invested in Corporation Stock. Effective November 22, 2005, a Participant may elect to reinvest amounts in the Participant’s Employer Matching Contribution Account and ISP Matching Contribution Account.

A Participant may make an investment election in accordance with procedures established by the Plan Manager. In the event that a Participant does not make an investment election, the Participant shall be deemed to have elected the Investment Fund as the Plan Manager may designate from time to time. An investment election remains in effect and applies to all subsequent contributions, other than Employer Matching Contributions, until the investment election is changed by the Participant in accordance with procedures established by the Plan Manager.

A Participant who has attained age 50 may make an election in accordance with procedures established by the Plan Manager to have future Employer Matching Contributions made in cash and automatically invested in accordance with the Participant’s investment elections.

An investment election under the ISP made by a Participant whose ISP account balance is transferred to this Plan also will be transferred to and be effective under this Plan.

3.	Section 8.1 is amended effective March 28, 2005 by adding the following paragraph to the end of that Section:

In the event of an involuntary cashout greater than $1,000, if the Participant does not elect to have such distribution paid to an Eligible Retirement Plan specified by the Participant in a direct rollover or to receive the distribution directly, the Plan Administrator will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator.

4.	The Plan is amended effective January 1, 2006, to add the following new Section 8.8:

8.8 Elective Transfers To The ISP

A Participant who is fully vested in the Participant’s Account and who transfers employment to the Corporation or a participating employer in the ISP and becomes eligible to participate in the ISP may elect to transfer the Participant’s entire Account under this Plan, including any outstanding loans, to the ISP.

5.	Sections 9.2(a) and 9.2(b) of the Plan are amended effective January 1, 2006 to read as follows:

(a)	Procedures and Funds Available

Upon the application of a Participant in accordance with the procedures established by the Plan Manager, the Plan Manager may authorize the Trustee to make a hardship withdrawal to a Participant if the Participant has an immediate and heavy financial need that cannot be reasonably satisfied from other resources of the Participant. The Plan Manager shall execute discretion in a uniform and nondiscriminatory manner.

Withdrawals under this Section 9.2 shall be limited to Participant’s Elective Contributions and Catch-up Contributions made to this Plan and pre-tax contributions, including catch-up contributions, made under certain plans that merged into this Plan, Rollover Contributions made to this Plan and rollover contributions made under certain plans that merged into this Plan, other contributions made under certain plans that merged into this Plan that would have been eligible for regular withdrawal under Section 9.1 of the Plan, but were not available because of the two year holding period described in that Section. A hardship withdrawal will be charged in the order listed above.

(b)	Events That Are Deemed To Constitute Immediate And Heavy Financial Need

For purposes of this Section, the following events will be deemed to constitute an immediate and heavy financial need:

(1)	Expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income);

(2)	Costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

(3)	Payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the Participant, or the Participant’s spouse, children, or dependents (as defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Section 152(d)(1)(B));

(4)	Payments necessary to prevent the eviction of the Participant from the participant’s principal residence or foreclosure on the mortgage on that residence;

(5)	Payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents (as defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Section 152(d)(1)(B));

(6)	Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income); or

(7)	Any other financial need considered immediate and heavy under IRS regulations, rulings, notices or other documents of general applicability.

6.	Section 9.3 of the Plan is amended as set forth below to clarify the manner in which withdrawals are charged to investment funds:

9.3 Funding of Withdrawals

A withdrawal shall be charged to each applicable Investment Fund in the same proportion as the applicable sub-accounts’ assets are distributed among investment funds.

7.	Section 10.5 of the Plan is amended effective January 1, 2006 to read as follows:

(e)	Funding of Loans

Loans shall be funded by a pro rata liquidation of the Participant’s interest in each of the Investment Funds.

8.	The first sentence of Section 10.10 is amended as follows to clarify that outstanding loans may continue to be repaid by a participant who continues to be employed by a controlled group corporation:

The outstanding balance of any loan granted to a Participant who terminates employment with the Employer for any reason shall be immediately repayable to the Plan together with interest then due, except that if the Participant transfers employment to the Corporation or a Related Entity, the Participant may continue to make loan repayments by payroll deduction.

9.	Section 15.3 of the Plan is amended effective January 1, 2006 to add the following sentence to the end of that Section:

The practices and procedures established by the Administrative Committee may permit the Plan to charge a fee to a Participant’s Account to process a qualified domestic relations order.

10.	Section 15.7 of the Plan is amended effective March 28, 2005 to read as follows:

15.7 Unclaimed Amounts

It shall be the sole duty and responsibility of a retired or terminated Participant or a Beneficiary to keep the Trustee and the Employer apprised of that person’s whereabouts and current address. If any benefit to be paid under this Plan cannot be distributed because of the Employer’s or Trustee’s inability, after a reasonable search, to locate a particular Participant or Beneficiary legally entitled to such benefit, it shall be handled as follows: If the amount of the benefit exceeds $1,000, it shall be reinstated to the Participant’s account; if the amount of the benefit is $1,000 or less, it will be held by the Trustee in a special forfeiture account. In both cases, the amounts shall be invested in such Investment Fund as the Administrative Committee or the Plan Manager may designate from time to time. If such amount shall remain unclaimed at the time the Plan is finally terminated and the Trust liquidated, the unclaimed amount shall be subject to such other distributions as may be required or permitted by law.

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 28th day of December, 2005.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer